SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)
                                (FINAL AMENDMENT)

                            ENERGIZER HOLDINGS, INC.
                 (Name of Subject Company (Issuer and Offeror))

                            ENERGIZER HOLDINGS, INC.
                       (Names of Filing Persons (Issuer))

COMMON STOCK, PAR VALUE $.01 PER SHARE, AND RELATED COMMON STOCK PURCHASE RIGHTS

                         (Title of Class of Securities)

                                    29266R108
                      (CUSIP Number of Class of Securities)

                             Harry L. Strachan, Esq.
                       Vice President and General Counsel
                            Energizer Holdings, Inc.
                         533 Maryville University Drive
                           St. Louis, Missouri  63141
                                 (314) 985-2000
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    COPY TO:
                              R. Randall Wang, Esq.
                               John M. Welge, Esq.
                                 Bryan Cave LLP
                             One Metropolitan Square
                         211 North Broadway, Suite 3600
                            St. Louis, Missouri 63102
                                 (314) 259-2000
                              Fax:  (314) 259-2020

                            CALCULATION OF FILING FEE
             TRANSACTION VALUATION*          AMOUNT OF FILING FEE**
                   $174,000,000                     $16,008

* Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 6,000,000 shares of common stock at the maximum tender offer price of $29.00 per share. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.
**     Previously  Paid.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /     third-party  tender  offer  subject  to  Rule  14d-1.
/X/     issuer  tender  offer  subject  to  Rule  13e-4.
/ /     going-private  transaction  subject  to  Rule  13e-3.
/ /     amendment  to  Schedule  13D  under  Rule  13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO relates to the offer by Energizer Holdings, Inc., a Missouri corporation, to purchase shares of its common stock, $.01 par value per share. Energizer offered to purchase up to 6,000,000 shares, or such lesser number of shares as were properly tendered and not withdrawn, at a price not in excess of $29.00 nor less than $25.50 per share, net to the seller in cash, without interest. Energizer's offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 5, 2002 and in the related Letter of Transmittal, as amended from time to time, which together constitute the offer. All shares tendered and purchased include the associated common stock purchase rights issued pursuant to the Rights Agreement effective as of March 16, 2000 between Energizer and Continental Stock Transfer & Trust Company, as rights agent, and, unless the context otherwise requires, all references to shares include the associated common stock purchase rights. This Amendment No. 2 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM  4.  TERMS  OF  THE  TRANSACTION.

     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

     The tender offer expired at 12:00 Midnight, New York City time, on Friday, August 30, 2002. Based on a count by the depositary for the tender offer, 2,636,048 shares of common stock (including 199,887 shares tendered through notice of guaranteed delivery), representing approximately 2.9% of the company's outstanding shares, were properly tendered and not withdrawn at prices at or below $29.00 per share. Pursuant to applicable securities laws, Energizer accepted for payment all shares properly tendered and not withdrawn at a purchase price of $29.00 per share in accordance with the terms of the offer. On September 3, 2002, the Company issued a press release announcing the results of the offer. A copy of this press release is filed as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.

ITEM  11.  ADDITIONAL  INFORMATION.

     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

     On September 3, 2002, Energizer Holdings, Inc. issued a press release relating to the announcement of the results of its self-tender offer, which expired on August 30, 2002. This press release is included herein as Exhibits
(a)(5)(F)  and  is  incorporated  herein  by  reference.

ITEM  12.  EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

EXHIBIT  NO.          DESCRIPTION
(a)(5)(F)          Press  Release  dated  September  3,  2002.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENERGIZER  HOLDINGS,  INC.


By:     /s/DANIEL  J.  SESCLEIFER
        -------------------------
     Daniel  J.  Sescleifer
     Executive  Vice  President  and
     Chief  Financial  Officer


Dated:  September  3,  2002

                                  EXHIBIT INDEX

EXHIBIT  NO.       DESCRIPTION
(a)(1)(A)          Offer  to  Purchase  dated  August  5,  2002.*
(a)(1)(B)          Letter  of  Transmittal.*
(a)(1)(C)          Notice  of  Guaranteed  Delivery.*
(a)(1)(D)          Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees dated  August  5,  2002.*
(a)(2)             Not  Applicable.
(a)(3)             Not  Applicable.
(a)(4)             Not  Applicable.
(a)(5)(A)          Letter to Clients for use by Brokers, Dealers, Commercial
                   Banks, Trust Companies and Other Nominees dated
                   August 5, 2002.*
(a)(5)(B)          Guidelines for Certification of Taxpayer Identification
                   Number on Substitute W-9.*
(a)(5)(C)          Summary Advertisement dated August 5, 2002.*
(a)(5)(D)          Press Release dated August 5, 2002.*
(a)(5)(E)          Letter to Shareholders from the Chief Executive Officer of the  Company,  dated  August  5,  2002.*
(a)(5)(F)          Press  Release  dated  September  3,  2002.
(b)(1)             Debt Assignment, Assumption and Release Agreement by and
                   among Ralston Purina Company, Energizer Holdings, Inc.
                   and Bank One, N.A., incorporated by reference to Exhibit
                   10(i) of the Company's Post-Effective Amendment No. 1 to
                   Form 10, filed April 19, 2000 (SEC File No. 001-15401).*
(b)(2)             5-Year Revolving Credit Agreement between Ralston Purina
                   Company and Bank One, N.A., incorporated by reference to
                   Exhibit 10(iii) of the Company's Post-Effective Amendment
                   No. 1 to Form 10, filed April 19, 2000
                   (SEC File No. 001-15401).*
(b)(3)             Asset Securitization Receivable Purchase  Agreement between
                   Energizer Holdings, Inc., Falcon Asset Securitization
                   Corporation and Bank One, N.A., incorporated by reference to
                   Exhibit 10(v) of the Company's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000 (SEC File No. 001-15401).*
(d)                Rights Agreement effective as of March 16, 2000 between the
                   Company and Continental Stock Transfer & Trust Company, as rights agent, incorporated by reference to Exhibit 4 of the Company's Post-Effective Amendment No. 1 to Form 10, filed
                   April  19,  2000  (SEC  File  No.  001-15401).*
(g)                Not  Applicable.
(h)                Not  Applicable.

*     Previously  Filed.